September 6, 2018

Division of Corporation Finance Office of Information Technologies and Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 4, 2018, regarding Amesite Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 24, 2018
File No. 333-226174

Dear Sir/Madam:

This letter responds to the staff’s comments set forth in the September 4, 2018 letter regarding the above-referenced Amendment No. 1 to the Registration Statement on Form S-1. We are concurrently submitting via EDGAR this letter and Amendment No.2 to the Registration Statement on Form S-1 (the “Amendment”). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission (the “Staff”), and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

Staff Comment No. 1.

We note your revised disclosure in response to prior comment 1. Please clarify that your reference to another over-the-counter system does not include the OTC Pink Market.

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the cover page to clarify that the reference to another over-the-counter system does not include the OTC Pink Market.

September 6, 2018

Description of Business

Our Proprietary Technology, page 20

Staff Comment No. 2.

We note your revised disclosure in response to prior comment 5. Please clarify whether your applications will be dependent on another blockchain or whether they will run on their own blockchain. In your risk factor on page 14 or in a separate risk factor, describe the risks and challenges related to being reliant on another blockchain or the risks and challenges related to developing and maintaining your own blockchain as applicable.

Amesite Inc.’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have included a statement on page 20 of the Amendment disclosing our intent to rely on blockchain solutions provided by third parties. We have also outlined the related risks associated with our reliance on blockchain solutions provided by third parties in in the risk factors section on page 14 of the Amendment.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at ams@amesite.com, or Anthony W. Epps of Dorsey & Whitney LLP at (303) 352-1109.

Sincerely,

Amesite Inc.

/s/ Ann Marie Sastry
Ann Marie Sastry, Ph.D
Chief Executive Officer

cc:	Anthony W. Epps, Dorsey & Whitney LLP